[AEGON LOGO APPEARS HERE]                                              482489

                                                                   PRESS RELEASE

First Quarter Net Income increases 15% to EUR 617 million
---------------------------------------------------------

Net income per share increases 7% to EUR 0.44
---------------------------------------------

Highlights First Quarter 2002
(amounts in millions, except per share                First              First       First
data)                                               Quarter            Quarter     Quarter
                                                       2002               2002        2001           Increase
                                                       (USD)              (EUR)       (EUR)
-------------------------------------------------------------------------------------------------------------
Income before tax                                       740                845         756                 12%
Net income                                              540                617         535                 15%
Net income per share                                   0.39               0.44        0.41                  7%
Premium income                                        5,230              5,972       5,831                  2%
Investment income                                     2,183              2,493       2,369                  5%
Total revenues                                        7,495              8,558       8,293                  3%
Standardized new life production                        584                666         643                  4%
Gross deposits(1)                                     7,611              8,690       7,870                 10%
Shareholders' equity                                 13,678             15,679      15,292 (2)              3%
Total assets                                        237,396            272,118     264,061 (2)              3%

(1)   Annuity, GIC and savings deposits are not included in revenues
(2)   As of 31 December 2001

Chairman's statement
--------------------
AEGON's Executive Board Chairman, Donald J. Shepard said: "New business developed positively, operating efficiency improved and the contribution of the J.C. Penney direct marketing insurance operations lived up to our expectations. We also experienced positive currency influences and a larger than expected contribution from Transamerica Finance Corporation. All these factors together more than offset the negative influences of a lower investment portfolio yield, additional bond default provisions and weak equity market performance.

We continue to have a positive outlook for the underlying development of our core business. Economic and financial market uncertainty still exists and creates a wide range of possible earnings forecasts, so we remain cautious about the rest of the year."

Earnings outlook 2002
---------------------
Barring unforeseen circumstances, we maintain our forecast that net income and net income per share for 2002 will be at least equal to the 2001 earnings.

Key points first quarter 2002
-----------------------------
o Standardized new life production increased 4% to EUR 666 million; gross deposits increased 10% to EUR 8,690 million; off-balance sheet production increased 23% to EUR 5,249 million.
o Results include EUR 61 million (USD 53 million) of income before tax for the J.C. Penney direct marketing insurance operations, which were acquired in June 2001.
o Comparative results for the first quarter 2001 included EUR 18 million (USD 17 million) of income before tax from the divested operations in Mexico.
o Transamerica Finance Corporation, of which the results are volatile from quarter to quarter, net income was EUR 27 million (USD 24 million) compared to EUR 3 million (USD 3 million) in the prior year.
o The bond default provision in the US was strengthened due to higher default levels: EUR 94 million (USD 82 million) compared to a EUR 16 million (USD 15 million) addition prior year.

o The influences on net income of currency rates, the acquired direct marketing insurance operations of J.C. Penney, and the sale of the operations in Mexico were 4%, 7% and -2% respectively. The influences on net income per share were 3%, 2% and -1%, respectively.

The Hague, 7 May 2002
------------------------------------------------------------------------------

Inquiries:
AEGON N.V.
Group Communications                        Investor Relations
Phone: +31 70 344 83 44                     NL  +31 70 344 83 05
                                            USA +1 410 576 45 77
Web site: www.aegon.com
-----------------------
------------------------------------------------------------------------------

Conference call
---------------
An investor conference call will be held this afternoon at 15.00 MET DST (13.00 GMT; 9:00 ET). The numbers to call to listen in on the conference call are as
                                      ---------
follows:

+ 31 20 201 3573  (Netherlands)
+ 44 20 8410 1215  (United Kingdom)

                                                                EARNINGS REPORT

Report of the Executive Board
-----------------------------
Net income increased 15% to EUR 617 million for the first quarter 2002. The earnings comparison with the prior year has been positively influenced by the EUR 61 million of income before tax from the acquired J.C. Penney direct marketing insurance operations, the EUR 24 million increase in net income from Transamerica Finance Corporation and the positive influence of lower USD and GBP exchange rates. This was partially offset by the loss of earnings on the divested operations in Mexico. Additionally, the general account portfolio yield in the USA, including bond default losses, was 6.64% compared to 7.83 % in the prior year. The lower yield is largely influenced by lower interest rates on floating rate assets supporting floating rate liabilities in the institutional markets.

Led by a 33% increase in the Netherlands, standardized new life production increased 4% compared to the first quarter 2001. Higher group life sales in the Netherlands and higher universal life sales in the US were major contributors, while production was lower in the UK and Canada. Gross deposits increased 10%, including a 47% increase in USD in fixed annuity deposits.

AEGON USA's premium income was 11% above last year, driven by the inclusion of J.C. Penney direct marketing insurance operations. AEGON Canada's premium income was level with last year, as variable universal life premiums were lower than expected. AEGON The Netherlands' premium income increased by 8%. AEGON UK's premium income decreased by 17% due to lower single premium sales.

Total life income before tax increased 4% to EUR 841 million due to higher traditional life, life for account of policyholders and GIC and funding agreement results. Traditional life results increased due to the addition of the J.C. Penney direct marketing insurance operations. Life for the account of policyholders results increased due to higher account balances and lower expenses. GIC results reflect higher balances and investment spreads. Fixed annuity results were lower due to the additional provisions for bond defaults. Variable annuity results were lower due to weak equity market performance. Fee business results were lower due to the sale of the pension business in Mexico.

Accident and Health income before tax increased nearly threefold to EUR 93 million due to the inclusion of the J.C. Penney direct marketing insurance operations.

General insurance income before tax increased 21% to EUR 17 million due to improved results in Spain.

Banking income before tax decreased EUR 6 million to EUR 9 million reflecting lower investment spreads.

Interest charges and other were 2% lower at EUR 115 million reflecting lower interest rates on debt allocated to insurance activities.

Corporation tax was 14% higher at EUR 255 million reflecting the 12% increase in income before tax and a very slight increase in the corporate tax rate.

Transamerica Finance Corporation net income increased to EUR 27 million from EUR 3 million in the prior year's first quarter. This is due primarily to improved results in the technology sector and a one-time tax benefit.

Capital gains
-------------
During the first quarter 2002 EUR 215 million was recognized as indirect return in income before tax. This compares with EUR 178 million in the prior year. The revaluation account balance at 31 March 2002 was EUR 4,705 million (up EUR 65 million), of which realized gains were EUR 3,750 million.

Capital and Funding
-------------------
During the first quarter 2002 senior debt related to insurance activities was reduced by nearly EUR 1.1 billion, primarily from the proceeds of the sale of operations in Mexico. Shareholders' equity increased EUR 387 million to EUR 15,679 million due principally to retained earnings of EUR 327 million and now comprises 73.4% of the total capital base.

Detailed information by major country unit is included in the attachments as well as a summarized balance sheet and income statement.

  Highlights

                                                                                        amounts in millions
   USD                                                                            EUR
 -------------------------                                                        --------------------------
    First three  months                                                               First three months
 -------------------------                                                        --------------------------
  2002       2001       %                                                          2002        2001      %
                              Income by product segment
   372        370       1     Traditional life                                      425         400      6
   114        129     -12     Fixed annuities                                       130         140     -7
    62         57       9     GICs and funding agreements                            71          62     15
   156        142      10     Life for account policyholders                        178         154     16
    29         32      -9     Variable annuities                                     33          35     -6
     4         18     -78     Fee business                                            4          19    -79
 -----------------            --------------------------------------------        --------------------
   737        748      -1     Life insurance                                        841         810      4
    81         31             Accident and health insurance                          93          34
    15         13      15     General insurance                                      17          14     21
 -----------------            --------------------------------------------        --------------------
   833        792       5     Total insurance activities                            951         858     11
     8         14     -43     Banking activities                                      9          15    -40
  -101       -108      -6     Interest charges and other                           -115        -117     -2
 -----------------            --------------------------------------------        --------------------
   740        698       6     Income before tax                                     845         756     12
  -224       -207       8     Corporation tax                                      -255        -224     14
    24          3             Transamerica Finance Corporation                       27           3
 -----------------            --------------------------------------------        --------------------
   540        494       9     Net income                                            617         535     15
 ===========================================================================================================

                              Income geographically

   536        505       6     Americas                                              612         547     12
   209        209       0     The Netherlands                                       238         226      5
    83         80       4     United Kingdom                                         95          87      9
    13         12       8     Other countries                                        15          13     15
 -----------------            --------------------------------------------        --------------------
   841        806       4     Income before tax business units                      960         873     10
  -101       -108      -6     Interest charges and other                           -115        -117     -2
 -----------------            --------------------------------------------        --------------------
   740        698       6     Income before tax                                     845         756     12
  -224       -207       8     Corporation tax                                      -255        -224     14
    24          3             Transamerica Finance Corporation                       27           3
 -----------------            --------------------------------------------        --------------------
   540        494       9     Net income                                            617         535     15
 ===========================================================================================================

 1,835      1,659      11     Gross margin                                        2,095       1,797     17

 1,095        961      14     Commissions and expenses                            1,250       1,041     20

                              Amounts per common share of EUR 0.12
  0.39       0.38       3     Net income /1/                                       0.44        0.41      7
  0.39       0.37       5     Net income fully diluted /1/                         0.44        0.40     10
   As at     As at                                                                 As at      As at
March 31   Dec. 31                                                              March 31    Dec. 31
    2002      2001                                                                  2002       2001
------------------------------------------------------------------------------------------------------------
  9.80       9.65       2     Shareholders' equity /2/                            11.23       10.95      3
 10.24      10.11       1     Shareholders' equity after full conversion /2/      11.74       11.47      2
============================================================================================================

------------------------------------------------------------------------------------------------------------
                              Number of employees                                25,817      24,668      5

                              Outstanding common shares:
                              - Number of common shares (millions)                1,422       1,351      5
                              - Weighted average number (millions)                1,391       1,319      5
============================================================================================================

 /1/  Based on the weighted average number of common shares.
 /2/  Based on the number of common shares outstanding at the end of the period.

 Revenues and production

                                                                                         amounts in millions
   USD                                                                            EUR
 -------------------------                                                        --------------------------
    First three  months                                                               First three months
 -------------------------                                                        --------------------------
  2002       2001       %                                                          2002        2001      %
                              Revenues
   391        447     -13     Life general account single premiums                  447         484     -8
 1,446      1,350       7     Life general account recurring premiums             1,651       1,463     13
 1,319      1,667     -21     Life policyholders account single premiums          1,506       1,806    -17
 1,150      1,198      -4     Life policyholders account recurring premiums       1,313       1,298      1
 -----------------            ---------------------------------------------       ------------------
 4,306      4,662      -8     Total life insurance gross premiums                 4,917       5,051     -3
   726        521      39     Accident and health insurance premiums                829         564     47
   198        199      -1     General insurance premiums                            226         216      5
------------------            ---------------------------------------------       ------------------
 5,230      5,382      -3     Total gross premiums                                5,972       5,831      2
 2,163      2,163       0     Investment income insurance activities /1/          2,470       2,344      5
    82         86      -5     Income from banking activities                         93          93      0
------------------            ---------------------------------------------       ------------------
 7,475      7,631      -2     Total revenues business units                       8,535       8,268      3
    20         23     -13     Income from other activities                           23          25     -8
------------------            ---------------------------------------------       ------------------
 7,495      7,654      -2     Total revenues                                      8,558       8,293      3
============================================================================================================

                              Revenues by product segment
 6,314      6,740      -6     Life insurance                                      7,210       7,303     -1
   861        586      47     Accident and health insurance                         983         635     55
   218        219       0     General insurance                                     249         237      5
    82         86      -5     Banking activities                                     93          93      0
    20         23     -13     Other activities                                       23          25     -8
------------------            ---------------------------------------------       ------------------
 7,495      7,654      -2     Total revenues                                      8,558       8,293      3
============================================================================================================

                              Investment income for the account
   859     -7,006              of policyholders                                     981      -7,590
============================================================================================================

                              Standardized new premium production
                               life insurance
 1,647      1,931     -15     Single premiums                                     1,880       2,092    -10
   419        401       4     Recurring premiums annualized                         478         434     10
   584        594      -2     Total recurring plus 1/10 single                      666         643      4
============================================================================================================

                              Deposits
 2,140      1,460      47     Fixed annuities                                     2,443       1,582     54
 2,957      3,012      -2     GICs and funding agreements                         3,376       3,263      3
 1,739      1,831      -5     Variable annuities                                  1,986       1,984      0
------------------            ---------------------------------------------       ------------------
 6,836      6,303       8     Total                                               7,805       6,829     14
   775        961     -19     Savings deposits                                      885       1,041    -15
------------------            ---------------------------------------------       ------------------
 7,611      7,264       5     Total production on balance sheet                   8,690       7,870     10
============================================================================================================

                              Net deposits
 1,514        289             Fixed annuities                                     1,729         313
 1,168      1,462     -20     GICs and funding agreements                         1,334       1,584    -16
   476        347      37     Variable annuities                                    543         376     44
------------------            ---------------------------------------------       ------------------
 3,158      2,098      51     Total                                               3,606       2,273     59
   -37        293             Savings deposits                                      -42         317
------------------            ---------------------------------------------       ------------------
 3,121      2,391      31     Total net deposits                                  3,564       2,590     38
============================================================================================================

   132        230     -43     Investment contracts                                  151         249    -39
============================================================================================================

                              Off balance sheet production
 2,538      2,292      11     Synthetic GICs                                      2,898       2,483     17
                              Mutual funds/Collective Trusts and
 2,059      1,635      26      other managed assets                               2,351       1,771     33
------------------            ---------------------------------------------       ------------------
 4,597      3,927      17     Total production off balance sheet                  5,249       4,254     23
============================================================================================================

   188        164      15     /1/ Of which indirect income on shares and            215        178      21
                                  real estate

  Americas

                                                                                               amounts in millions
                                                           USD                           EUR
                                                         -------------------------       --------------------------
                                                            First three  months              First three months
                                                         -------------------------       --------------------------
                                                          2002      2001       %          2002      2001       %
Income by product segment
Traditional life                                           230       227       1           263       245       7
Fixed annuities                                            114       129     -12           130       140      -7
GICs and funding agreements                                 62        57       9            71        62      15
Life for account policyholders                              28        24      17            32        26      23
Variable annuities                                          29        32      -9            33        35      -6
Fee business                                                 3        16     -81             3        17     -82
-------------------------------------------------------------------------                ----------------
Life insurance                                             466       485      -4           532       525       1
Accident and health insurance                               70        20                    80        22
General insurance                                            0         0                     0         0
-------------------------------------------------------------------------                ----------------
Total insurance                                            536       505       6           612       547      12

of which general account                                   476       433      10           544       469      16
of which policyholders account /1/                          60        72     -17            68        78     -13
-------------------------------------------------------------------------                ----------------
Income before tax                                          536       505       6           612       547      12
Corporation tax                                           -178      -167       7          -203      -181      12
-------------------------------------------------------------------------                ----------------
Net income                                                 358       338       6           409       366      12
=================================================================================================================

Revenues
Life general account single premiums                       193       251     -23           220       272     -19
Life general account recurring premiums                  1,115     1,001      11         1,273     1,085      17
Life policyholders account single premiums                 146       206     -29           167       223     -25
Life policyholders account recurring premiums              167       193     -13           191       209      -9
-------------------------------------------------------------------------                ----------------
Total life insurance gross premiums                      1,621     1,651      -2         1,851     1,789       3
Accident and health insurance premiums                     631       431      46           720       467      54
General insurance premiums                                   0         1                     0         1
-------------------------------------------------------------------------                ----------------
Total gross premiums                                     2,252     2,083       8         2,571     2,257      14
Investment income insurance activities                   1,769     1,769       0         2,020     1,917       5
-------------------------------------------------------------------------                ----------------
Total revenues                                           4,021     3,852       4         4,591     4,174      10
=================================================================================================================

Investment income for the account of policyholders         -96    -4,627                  -110    -5,013
=================================================================================================================
Gross margin, commissions and expenses
Gross margin                                             1,359     1,176      16         1,552     1,274      22
Commissions and expenses                                   823       671      23           940       727      29
=================================================================================================================

Standardized new premium production life insurance
Single premiums                                            325       384     -15           371       416     -11
Recurring premiums annualized                              195       197      -1           223       213       5
Total recurring plus 1/10 single                           228       235      -3           260       255       2
=================================================================================================================

Deposits
Fixed annuities                                          2,140     1,460      47         2,443     1,582      54
GICs and funding agreements                              2,957     3,012      -2         3,376     3,263       3
Variable annuities                                       1,739     1,831      -5         1,986     1,984       0
-------------------------------------------------------------------------                ----------------
Total production on balance sheet                        6,836     6,303       8         7,805     6,829      14
=================================================================================================================

Off balance sheet production
Synthetic GICs                                            2,538     2,292      11         2,898     2,483      17
Mutual funds/Collective Trusts and other managed assets   1,730     1,323      31         1,975     1,434      38
--------------------------------------------------------------------------                ----------------
Total production off balance sheet                        4,268     3,615      18         4,873     3,917      24
==================================================================================================================

/1/ Includes also variable annuities and fee business.


                                                                             amounts in millions
The Netherlands                                                        EUR
                                                                          First three months
                                                                     -----------------------------
                                                                          2002      2001       %

Income by product segment
Traditional life                                                           145       144       1
Life for account policyholders                                              65        47      38
---------------------------------------------------------------------   --------   -------
Life insurance                                                             210       191      10
Accident and health insurance                                               11        10      10
General insurance                                                            8        10     -20
---------------------------------------------------------------------   --------   -------
Total insurance                                                            229       211       9

of which general account                                                   164       164       0
of which policyholders account                                              65        47      38
Banking activities /1/                                                       9        15     -40
---------------------------------------------------------------------   --------   -------
Income before tax                                                          238       226       5
Corporation tax                                                            -56       -54       4
---------------------------------------------------------------------   --------   -------
Net income                                                                 182       172       6
=====================================================================   ========   =======  ====

Revenues
Life general account single premiums                                       170       153      11
Life general account recurring premiums                                    298       307      -3
Life policyholders account single premiums                                 416       328      27
Life policyholders account recurring premiums                              605       598       1
---------------------------------------------------------------------   --------   -------
Total life insurance gross premiums                                      1,489     1,386       7
Accident and health insurance premiums                                      83        71      17
General insurance premiums                                                 145       135       7
---------------------------------------------------------------------   --------   -------
Total gross premiums                                                     1,717     1,592       8
Investment income insurance activities                                     371       360       3
Income from banking activities                                              93        93       0
---------------------------------------------------------------------   --------   -------
Total revenues                                                           2,181     2,045       7
=====================================================================   ========   =======  ====

Investment income for the account of policyholders                         249      -308
=====================================================================   ========   =======  ====
Gross margin, commissions and expenses
Gross margin                                                               389       370       5
Commissions and expenses                                                   151       144       5
=====================================================================   ========   =======  ====
Standardized new premium production
life insurance
Single premiums                                                            548       442      24
Recurring premiums annualized                                               70        50      40
Total recurring plus 1/10 single                                           125        94      33
=====================================================================   ========   =======  ====
Deposits
Savings deposits                                                           885     1,041     -15
---------------------------------------------------------------------   --------   -------
Total production on balance sheet                                          885     1,041     -15
=====================================================================   ========   =======  ====
Investment contracts                                                       151       249     -39
=====================================================================   ========   =======  ====
Off balance sheet production
Mutual funds and other managed assets                                      310       221      40
---------------------------------------------------------------------   --------   -------
Total production off balance sheet                                         310       221      40
=====================================================================   ========   =======  ====



/1/ Includes income on off balance sheet type products.

        United Kingdom

                                                                                                             amount in millions
                                                                                GBP                          EUR
                                                                                First three months           First three months
                                                                                2002   2001       %          2002    2001      %
        Income by product segment
        Traditional life                                                           7      2                    12       4
        Life for account policyholders                                            52     52       0            84      82      2
        Fee business                                                              -1      1                    -1       1
        -----------------------------------------------------------------------------------                  ------------
        Life insurance                                                            58     55       5            95      87      9

        of which general account                                                   7      2                    12       4
        of which policyholders account /1/                                        51     53      -4            83      83      0
        -----------------------------------------------------------------------------------                  ------------
        Income before tax                                                         58     55       5            95      87      9
        Corporation tax                                                          -16    -16       0           -27     -26      4
        -----------------------------------------------------------------------------------                  ------------
        Net income                                                                42     39       8            68      61     11
        ============================================================================================================================

        Revenues
        Life general account single premiums                                      32     17      88            53      27     96
        Life general account recurring premiums                                   17      3                    27       5
        Life policyholders account single premiums                               560    783     -28           912   1,238    -26
        Life policyholders account recurring premiums                            290    284       2           472     450      5
        -----------------------------------------------------------------------------------                 -------------
        Total gross premiums                                                     899  1,087     -17         1,464   1,720    -15
        Investment income insurance activities                                    24     20      20            39      31     26
        -----------------------------------------------------------------------------------                 -------------
        Total revenues                                                           923  1,107     -17         1,503   1,751    -14
        ============================================================================================================================

        Investment income for the account of policyholders                       514 -1,422                   837  -2,250
        ============================================================================================================================
        Gross margin, commissions and expenses
        Gross margin                                                             113    119      -5           184     189     -3
        Commissions and expenses                                                  55     64     -14            89     102    -13
        ============================================================================================================================
        Standardized new premium production life insurance
        Single premiums                                                          582    746     -22           948   1,181    -20
        Recurring premiums annualized                                             97     83      17           158     131     21
        Total recurring plus 1/10 single                                         155    158      -2           253     249      2
        ============================================================================================================================

        Off balance sheet production
        Mutual funds and other managed assets                                     25     63     -60            41     100    -59
        -----------------------------------------------------------------------------------                 -------------
        Total production off  balance sheet                                       25     63     -60            41     100    -59
        ============================================================================================================================

        /1/ Includes also fee business.

Other countries


                                                                                               amounts in millions

                                                                                     EUR

                                                                                     First three months
                                                                                     ----------------------------
                                                                                          2002       2001      %
Income by product segment
Traditional life                                                                             5          7    -29
Life for account of policyholders                                                           -3         -1
Fee business                                                                                 2          1
-------------------------------------------------------------------------------      --------------------
Life insurance                                                                               4          7    -43
Accident and health insurance                                                                2          2      0
General insurance                                                                            9          4
-------------------------------------------------------------------------------      --------------------
Total insurance                                                                             15         13     15

of which general account                                                                    16         13     23
of which policyholders account/1/                                                           -1          0
-------------------------------------------------------------------------------      --------------------
Income before tax                                                                           15         13     15
Corporation tax                                                                             -3         -2     50
-------------------------------------------------------------------------------      --------------------
Net income                                                                                  12         11      9
================================================================================================================
Revenues
Life general account single premiums                                                         4         32    -88
Life general account recurring premiums                                                     53         66    -20
Life policyholders account single premiums                                                  11         17    -35
Life policyholders account recurring premiums                                               45         41     10
-------------------------------------------------------------------------------      --------------------
Total life insurance gross premiums                                                        113        156    -28
Accident and health insurance premiums                                                      26         26      0
General insurance premiums                                                                  81         80      1
-------------------------------------------------------------------------------      --------------------
Total gross premiums                                                                       220        262    -16
Investment income insurance activities                                                      40         36     11
-------------------------------------------------------------------------------      --------------------
Total revenues                                                                             260        298    -13
================================================================================================================

Investment income for the account
of policyholders                                                                             5        -19
================================================================================================================
Gross margin, commissions and expenses
Gross margin                                                                                76         72      6
Commissions and expenses                                                                    61         59      3
================================================================================================================

Standardized new premium production
life insurance
Single premiums                                                                             13         53    -75
Recurring premiums annualized                                                               27         40    -33
Total recurring plus 1/10 single                                                            28         45    -38
================================================================================================================
Off balance sheet production
Mutual funds and other managed assets                                                       25         16     56
-------------------------------------------------------------------------------      --------------------
Total production off balance sheet                                                          25         16     56
================================================================================================================

/1/ Includes also fee business.


    Explanatory notes

    Accounting principles applied in this interim report are the same as those applied in the annual accounts 2001. The published figures are unaudited.

    Traditional life includes income on traditional and fixed universal life products.
    Life insurance with investments for account of policyholders includes income on variable universal life, unitised pension (UK), other unit-linked products with investments for account of policyholders and with profit fund in the UK.
    Fee business includes income on off balance sheet type products.
    Gross margin is calculated as the sum of income before tax and commissions and expenses.

Investments, assets, liabilities and capital geographically

                                                                                 amounts in million EUR (unless otherwise stated)
              United
Americas     Kingdom                                                        The      United        Other       Total        Total
     USD         GBP    As at March 31, 2002            Americas    Netherlands     Kingdom    countries         EUR          USD
---------------------------------------------------------------------------------------------------------------------------------
                        Investments
  96,878         832    Fixed income                     111,047         12,777       1,358        1,467     126,649      110,488
   4,311          92    Equities and real estate           4,942          5,503         149          169      10,763        9,390
 101,189         924    Total general account            115,989         18,280       1,507        1,636     137,412      119,878
---------------------------------------------------------------------------------------------------------------------------------
  12,043      14,526    Fixed income                      13,805          8,096      23,697          358      45,956       40,092
  27,375      17,023    Equities and real estate          31,379          9,748      27,770          220      69,117       60,298
  39,418      31,549    Total account policyholders       45,184         17,844      51,467          578     115,073      100,390
---------------------------------------------------------------------------------------------------------------------------------
 140,607      32,473    Total insurance activities       161,173         36,124      52,974        2,214     252,485      220,268
       -           -    Banking activities                     -          7,092           -            -       7,092        6,187
  47,058         816    Off balance sheet assets          53,941          1,070       1,331          281      56,623       49,398
---------------------------------------------------------------------------------------------------------------------------------
 187,665      33,289    Total business units             215,114         44,286      54,305        2,495     316,200      275,853
                        Other investments                                                                        436          380
---------------------------------------------------------------------------------------------------------------------------------
                        Total group                                                                          316,636      276,233
=================================================================================================================================
 145,039      32,639    Assets business units            166,253         45,152      53,245        2,366     267,016      232,945
                        Other assets                                                                           5,102        4,451
                                                                                                             -------      -------
                        Total assets on balance sheet                                                        272,118      237,396

  14,224       1,806    Capital in units                  16,304          3,591       2,946          388      23,229       20,265

                        Total capital base                                                                    21,351       18,626
                        Other net liabilities                                                                  1,878        1,639
                                                                                                             -------      -------
                        Total                                                                                 23,229       20,265
=================================================================================================================================

                        As at March 31, 2001
---------------------------------------------------------------------------------------------------------------------------------
                        Investments
  83,935         777    Fixed income                      95,035         12,557       1,255        1,276     110,123       97,261
   3,558          85    Equities and real estate           4,029          5,832         138          156      10,155        8,969
  87,493         862    Total general account             99,064         18,389       1,393        1,432     120,278      106,230
---------------------------------------------------------------------------------------------------------------------------------
  13,820      13,727    Fixed income                      15,648          7,917      22,169          286      46,020       40,645
  24,170      17,354    Equities and real estate          27,366          9,272      28,026          219      64,883       57,305
  37,990      31,081    Total account policyholders       43,014         17,189      50,195          505     110,903       97,950
---------------------------------------------------------------------------------------------------------------------------------
 125,483      31,943    Total insurance activities       142,078         35,578      51,588        1,937     231,181      204,180
       -           -    Banking activities                     -          5,966           -            -       5,966        5,269
  38,991         898    Off balance sheet assets          44,147          3,273       1,450          168      49,038       43,310
---------------------------------------------------------------------------------------------------------------------------------
 164,474      32,841    Total business units             186,225         44,817      53,038        2,105     286,185      252,759
                        Other investments                                                                        533          471
---------------------------------------------------------------------------------------------------------------------------------
                        Total group                                                                          286,718      253,230
=================================================================================================================================
 130,131      32,138    Assets business units            147,340         43,580      51,902        2,072     244,894      216,290
                        Other assets                                                                           3,908        3,452
                                                                                                             -------      -------
                        Total assets on balance sheet                                                        248,802      219,742

  11,951       1,537    Capital in units                  13,532          3,773       2,483          363      20,151       17,797

                        Total capital base                                                                    19,041       16,817
                        Other net liabilities                                                                  1,110          980
                                                                                                             -------      -------
                        Total                                                                                 20,151       17,797
=================================================================================================================================

                        As at December 31, 2001
---------------------------------------------------------------------------------------------------------------------------------
                        Investments
  92,709         805    Fixed income                     105,195         12,102       1,323        1,401     120,021      105,774
   4,170          89    Equities and real estate           4,732          5,599         147          155      10,633        9,371
  96,879         894    Total general account            109,927         17,701       1,470        1,556     130,654      115,145
---------------------------------------------------------------------------------------------------------------------------------
  12,232      14,009    Fixed income                      13,879          6,024      23,022          354      43,279       38,142
  26,477      16,879    Equities and real estate          30,044         12,014      27,739          196      69,993       61,685
  38,709      30,888    Total account policyholders       43,923         18,038      50,761          550     113,272       99,827
---------------------------------------------------------------------------------------------------------------------------------
 135,588      31,782    Total insurance activities       153,850         35,739      52,231        2,106     243,926      214,972
       -           -    Banking activities                     -          7,047           -            -       7,047        6,210
  44,931         813    Off balance sheet assets          50,982          1,319       1,336          247      53,884       47,488
---------------------------------------------------------------------------------------------------------------------------------
 180,519      32,595    Total business units             204,832         44,105      53,567        2,353     304,857      268,670
                        Other investments                                                                        464          409
---------------------------------------------------------------------------------------------------------------------------------
                        Total group                                                                          305,321      269,079
=================================================================================================================================
 140,285      32,236    Assets business units            159,180         44,834      52,976        2,400     259,390      228,600
                        Other assets                                                                           4,671        4,117
                                                                                                             -------      -------
                        Total assets on balance sheet                                                        264,061      232,717

  13,920       1,771    Capital in units                  15,795          3,654       2,910          374      22,733       20,035

                        Total capital base                                                                    22,045       19,428
                        Other net liabilities                                                                    688          607
                                                                                                             -------      -------
                        Total                                                                                 22,733       20,035
=================================================================================================================================

Summarized consolidated income statements

                                                                                          amounts in millions
USD                                                                                 EUR
---------------------------                                                         -------------------------
     First three months                                                                 First three months
---------------------------                                                         -------------------------
    2002       2001      %                                                          2002         2001      %
                              Revenues
   5,230      5,382     -3    Gross premiums                                       5,972        5,831      2
   2,183      2,186      0    Investment income                                    2,493        2,369      5
      82         86     -5    Income from banking activities                          93           93      0
-------------------           ----------------------------------------------    ---------------------
   7,495      7,654     -2    Total revenues                                       8,558        8,293      3

                              Benefits and expenses
     376        428    -12    Premiums to reinsurers                                 430          464     -7
   4,967      5,295     -6    Benefits paid and provided                           5,671        5,737     -1
      50         56    -11    Profit sharing and rebates                              57           61     -7
   1,095        961     14    Commissions and expenses for own account             1,250        1,041     20
     166        185    -10    Interest                                               190          200     -5
     101         31           Miscellaneous income and expenditure                   115           34
-------------------           ----------------------------------------------    ---------------------
   6,755      6,956     -3    Total benefits and expenses                          7,713        7,537      2

     740        698      6    Income before tax                                      845          756     12
    -224       -207      8    Corporation tax                                       -255         -224     14
      24          3           Transamerica Finance Corporation                        27            3
-------------------           ----------------------------------------------    ---------------------
     540        494      9    Net income                                             617          535     15
-------------------------------------------------------------------------------------------------------------
Income statement items: average rate 1 EUR = USD 0.87580 (2001: USD 0.92300)

Condensed consolidated balance sheets

                                                                                                             amounts in millions
   As at      As at                                                              As at        As at       As at      As at
March 31    Dec. 31                                                           March 31     March 31    March 31    Dec. 31
    2002       2001                                                               2001         2001        2002       2001
     USD        USD      %                                                         USD          EUR         EUR        EUR     %
---------------------------------------------------------------------------------------------------------------------------------
 126,445    121,764      4    Investments                                      111,970      126,777     144,940    138,165     5
   3,043      2,891      5    Group companies and participations                 1,961        2,221       3,488      3,280     6
 100,390     99,827      1    Investments for the account of policyholders      97,950      110,903     115,073    113,272     2
   7,518      8,235     -9    Other assets                                       7,861        8,901       8,617      9,344    -8
-------------------           --------------------------------------------------------------------------------------------
 237,396    232,717      2    Total assets                                     219,742      248,802     272,118    264,061     3

  13,678     13,477      1    Total shareholders' equity /1/                    11,278       12,769      15,679     15,292     3
   1,838      1,852     -1    Capital securities                                 1,854        2,100       2,107      2,101     0
     587        590     -1    Subordinated (convertible) loans                     612          693         673        670     0
   2,523      3,509    -28    Senior debt related to insurance activities        3,073        3,479       2,892      3,982   -27
-------------------           --------------------------------------------------------------------------------------------
  18,626     19,428     -4    Total capital base                                16,817       19,041      21,351     22,045    -3

  97,366     94,520      3    Technical provisions /2/                          87,523       99,098     111,607    107,251     4
                              Technical provisions with investments for
 100,390     99,827      1    the account of policyholders /3/                  97,950      110,903     115,073    113,272     2
  21,014     18,942     11    Other liabilities /4/                             17,452       19,760      24,087     21,493    12
-------------------           --------------------------------------------------------------------------------------------
 237,396    232,717      2    Total shareholders' equity and liabilities       219,742      248,802     272,118    264,061     3
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
                           /1/Shareholders' equity January 1                                 12,844      15,292     12,844
                              Retained earnings                                                 283         327      1,252
                              Issuance of new shares                                              -           -      1,685
                              Currency exchange rate differences                                468          82        386
                              Goodwill                                                          -38          -5       -286
                              Repurchased and sold own shares                                     -           -        -21
                              Change revaluation account                                       -716          65     -1,537
                              Sale Mexico                                                         -           -        602
                              Other changes                                                     -72         -82        367
---------------------------------------------------------------------------------------------------------------------------------
  13,678     13,477           Shareholders' equity end of period/5/             11,278       12,769      15,679     15,292
---------------------------------------------------------------------------------------------------------------------------------
                         %                                                                                                     %
---------------------------------------------------------------------------------------------------------------------------------
  35,580     33,639      6 /2/Of which fixed annuities                          29,994       33,960      40,784     38,170     7
  25,866     24,626      5 /2/Of which GICs and funding agreements              22,124       25,050      29,649     27,943     6
 -14,710    -14,511      1 /2/Of which deferred policy acquisition costs       -13,085      -14,815     -16,862    -16,466     2
  34,824     34,131      2 /3/Of which variable annuities                       33,882       38,363      39,918     38,728     3
   5,809      5,690      2 /4/Of which savings accounts                          5,048        5,716       6,659      6,456     3
   4,105      4,089      0 /5/Including revaluation account                      4,204        4,760       4,705      4,640     1
   3,272      3,438     -5    of which realized gains                            3,851        4,360       3,750      3,901    -4
---------------------------------------------------------------------------------------------------------------------------------

Balance sheet items: closing rate 1 EUR = USD 0.87240 (2001: USD 0.88320; year-end 2001: USD 0.88130)

Summarized Information Transamerica Finance Corporation




                                                                                                                 amount in millions

     USD                                                                                                  EUR
        First Three Months                                                                                First Three Months
     --------------------------                                                                         ---------------------------
        2002       2001       %                   INCOME STATEMENT                                        2002       2001       %

                                 Revenues
         169        223     -24  Finance charges                                                           193        242     -20
         102        117     -13  Leasing revenues                                                          116        127      -9
          59         58       2  Real estate information services                                           67         63       6
          33         75     -56  Other revenues                                                             38         81     -53
     ------------------          ----------------------------------------------------------------     -------------------
         363        473     -23  Total revenues                                                            414        513     -19

                                 Expenses
          70        136     -49  Interest and debt expense                                                  80        147     -46
          78         79      -1  Salaries and other employee expenses                                       89         86       3
          53         53       0  Depreciation on equipment held for lease                                   61         58       5
         122        181     -33  Miscellaneous income and expenditure                                      139        196     -29
    -------------------          ----------------------------------------------------------------     -------------------
         323        449     -28  Total expenses                                                            369        487     -24

          40         24      67  Income before tax                                                          45         26      73
          -7         -8     -13  Corporation tax                                                            -8         -9     -11
    -------------------          ----------------------------------------------------------------     -------------------
          33         16          Net income from operations                                                 37         17
    ===============================================================================================================================

                                 Net income by segment
          35         17          Commercial lending                                                         40         18
           1         -8          Leasing                                                                     1         -8
           7          3          Real estate information services                                            8          3
         -10          4          Other                                                                     -12          4
    -------------------          ----------------------------------------------------------------     -------------------
          33         16          Net income from operations                                                 37         17
    ===============================================================================================================================
                                 Income reported by AEGON
          33         16          Net income from operations                                                 37         17
          -9        -13     -31  Funding costs on the related raised debt                                  -10        -14     -29
     ------------------          ----------------------------------------------------------------     -------------------
          24          3          Net income reported by AEGON                                               27          3
     ==============================================================================================================================
     Income statement items: average rate 1 EUR = USD 0.87580 (2001: USD 0.92300)


       As at      As at                                                       As at      As at           As at      As at
    March 31    Dec. 31                                                    March 31   March 31        March 31    Dec. 31
        2002       2001                                                        2001       2001            2002       2001
         USD        USD    %                   BALANCE SHEET                    USD        EUR            EUR         EUR        %
     ------------------------------------------------------------------------------------------------------------------------------
       6,745      6,931   -3  Finance receivables                             8,232      9,321           7,732      7,865      -2
         110        114   -4  Equipment                                         170        192             126        129      -2
       2,737      2,864   -4  Other assets                                    3,694      4,182           3,137      3,250      -3
     ------------------       -----------------------------------------------------------------------------------------------------
       9,592      9,909   -3  Total assets                                   12,096     13,695          10,995     11,244      -2


       1,619      1,642   -1  Accounts payable and other liabilities          1,747      1,978           1,856      1,863       0
       6,888      7,145   -4  Debts                                           8,971     10,157           7,895      8,108      -3
       1,085      1,122   -3  Shareholders' equity                            1,378      1,560           1,244      1,273      -2
     ------------------       -----------------------------------------------------------------------------------------------------
       9,592      9,909   -3  Total liabilities and shareholders' equity     12,096     13,695          10,995     11,244      -2
     ==============================================================================================================================

     Balance sheet items: closing rate 1 EUR = USD 0.87240 (2001: USD 0.88320; year-end 2001: USD 0.88130)

Results by segment twelve months cumulative

                                                                                   amounts in million EUR (unless otherwise stated)
            United
Americas   Kingdom       April 1, 2001 - March 31, 2002                          The      United       Other       Total      Total
     USD       GBP                                           Americas    Netherlands     Kingdom   countries         EUR        USD
-----------------------------------------------------------------------------------------------------------------------------------
                         Net income
   1,868       234       Life insurance                         2,114            825         380          31       3,350      2,961
     196         -       Accident and health insurance            222             37           -           9         268        237
       1         -       General insurance                          1             35           -          34          70         62
       -         -       Banking activities                         -             39           -           -          39         34
                         Interest charges and other                                                                 -395       -348
-----------------------------------------------------------------------------------------------------------------------------------
                         Income before tax
   2,065       234       business units                         2,337            936         380          74
                         Income before tax                                                                         3,332      2,946
    -617       -66       Corporation tax business units          -699           -230        -108         -12
                         Corporation tax                                                                             -949      -839
------------------------------------------------------------------------------------------------------------
   1,448       168       Net income business units              1,638            706         272          62
                         Transamerica Finance Corporation                                                             96         85
                                                                                                            -----------------------
                         Net income                                                                                2,479      2,192
====================================================================================================================================

   5,254       446       Gross margin                           5,942          1,498         723         309
                                                                                                                   8,115      7,176

   3,189       212       Commissions and expenses               3,605            562         343         235
                                                                                                                   4,783      4,230

                         Net income per share                                                                       1.79       1.59

===================================================================================================================================


            United
Americas   Kingdom       April 1, 2000 - March 31, 2001                          The      United       Other       Total      Total
     USD       GBP                                           Americas    Netherlands     Kingdom   countries         EUR        USD
-----------------------------------------------------------------------------------------------------------------------------------
                         Net income
   1,815       224       Life insurance                         1,994            744         365          29       3,132      2,849
     110         -       Accident and health insurance            122             36           -           5         163        148
       2         -       General insurance                          2             37           -          26          65         59
       -         -       Banking activities                         -             52           -           -          52         45
                         Interest charges and other                                                                 -476       -434
-----------------------------------------------------------------------------------------------------------------------------------
                         Income before tax
   1,927       224       business units                         2,118            869         365          60
                         Income before tax                                                                         2,936      2,667
    -645       -62       Corporation tax business units          -710           -196        -102         -10
                         Corporation tax                                                                            -869       -790
------------------------------------------------------------------------------------------------------------
   1,282       162       Net income business units              1,408            673         263          50
                         Transamerica Finance Corporation                                                             32         30
                                                                                                            -----------------------
                         Net income                                                                                2,099      1,907
===================================================================================================================================

   4,715       424       Gross margin                           5,182          1,404         692         279
                                                                                                                   7,115      6,465

   2,788       200       Commissions and expenses               3,064            535         327         219
                                                                                                                   4,179      3,798

                         Net income per share                                                                       1.60       1.46

===================================================================================================================================